

July 12, 2013

<u>Via E-mail</u>
Paula A. Johnson
General Counsel
Phillips 66 Partners LP
3010 Briarpark Drive
Houston, TX 77042

> **Re: Phillips 66 Partners LP**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 27, 2013**
> **File No. 333-187582**

Dear Ms. Johnson:

We have reviewed your response letter dated June 27, 2013, as well as your amended registration statement and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1 Filed June 27, 2013

New Forms of Opinion

1.   We note that the majority of the exhibits filed to date are only "forms of" documents. Please file final versions of the opinions and the various form agreements once they are ready, being sure to allow enough time for you to respond to any new staff comments that may follow. To expedite the staff's review, please also provide marked versions of each changed document.

Exhibit 5.1

2.   To eliminate any potential ambiguity relating to the sentence which constitutes the third paragraph in the legality opinion, please ask counsel to revise its opinion to clarify that the portion of the sentence which begins on page 2 is the "then" consequence of the earlier "when" portion of the sentence from the first page.

Exhibit 8.1

3.   In the penultimate paragraph, counsel indicates in part that the opinion may not be "furnished to, assigned to, quoted to or relied upon by any other person, firm or other entity, for any purpose…." Notwithstanding the other portions of the paragraph, please obtain and file an opinion which does not include this impermissible limitation on reliance.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. William N. Finnegan IV